Exhibit 99.1

FOR IMMEDIATE RELEASE
Mar. 24, 2005

Dietmar Hopp leaves SAP Supervisory Board

     WALLDORF, Germany, — Mar. 24, 2005 — Dietmar Hopp, founder of SAP and a member of the supervisory board since 1998, will resign from this position at the close of the next annual general meeting (AGM) of shareholders. The supervisory board therefore proposes to the AGM to elect Dr. Erhard Schipporeit, member of the board of management and CFO of E.ON AG, Dusseldorf, as a shareholder representative on the supervisory board. Dr. Schipporeit’s responsibilities on the board of management of E.ON include finance, accounting, taxes and IT. SAP’s next annual general meeting of shareholders is invited to convene at the Rosengarten, Mannheim, on May 12, 2005.

     “Dietmar Hopp has decisively marked SAP’s development as a co-founder, as a member of the executive board as well as a member of the supervisory board. His competence and his ability to motivate SAP’s employees were key to his success in leading the company. As chairman and later as a member of the supervisory board, his advice and counsel, based on his rich experience, were always in demand”, says Prof. Dr. h. c. Hasso Plattner, co-founder of SAP AG and chairman of the supervisory board.

     Dietmar Hopp is one of the founders of SAP AG. From 1988, when SAP was first listed on the stock market, until 1997, he was chairman of the executive board. From 1997 until 1998, together with Hasso Plattner, he served as chief executive officer (CEO). In 1998, Hopp was elected to the supervisory board and became its chairman. In 2003 he relinquished the role of chairman, while continuing to serve as a member of the supervisory board. Hopp, who turns 65 in April 2005, said, “it’s better to withdraw from responsible positions too early rather than too late.”

About SAP
SAP is the world’s leading provider of business software solutions*. Today, more than 26,150 customers in over 120 countries run more than 88,700 installations of SAP® software—from distinct solutions addressing the needs of small and midsize businesses to enterprise-scale suite solutions for global organizations. Powered by the SAP NetWeaver™ platform to drive innovation and enable business change, mySAP™ Business Suite solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

(*) SAP defines business software solutions as comprising enterprise resource planning and related software solutions such as supply chain management, customer relationship management, product life-cycle management and supplier relationship management.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Statements regarding the expected date of closing of the tender offer, and expected integration, growth and improved customer service benefits are forward-looking statements and are subject to risks and uncertainties including among others: uncertainties as to the timing of the tender offer, the satisfaction of closing conditions, including the receipt of regulatory approvals, whether certain industry segments will grow as anticipated, the competitive environment among providers of software solutions, and difficulties encountered in integrating companies and technologies. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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